FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Queen Elizabeth II Conference Centre, London today, the following speeches were given by Group Chairman, Douglas Flint; Group Chief Executive, Stuart Gulliver; and Chairman of the Group Remuneration Committee, Sam Laidlaw.

Group Chairman, Douglas Flint, said:

Let me start with the matter with which we opened last year's meeting.

When we met here last year, the share price was around 472p which we acknowledged was not satisfactory - today it is around 641p an increase of about 36%. Total shareholder return rises to 47.5% when we take into account dividends received since we last met. Some of this growth is of course due to the decline in the value of sterling and our UK-based shareholders benefit from the high proportion of our earnings that are generated in US dollar and US dollar linked currencies - but the improvement is certainly not all due to currency effects - in Hong Kong dollars total shareholder return since last year's meeting is 31%, lower but still a strong improvement from this time last year.

Clearly we do not intend to rest on our laurels - there is further value to unlock and if we are successful in doing so, this should be reflected in the share price, to the benefit of all shareholders - including the executive directors and senior executives who are largely paid in deferred shares.

Stuart Gulliver will in his report comment on the actions taken during the last year to improve performance and which have unlocked the value now recognised in the share price. More important, he will highlight the actions being taken to build on HSBC's distinctive competitive strengths and capabilities to create long-term sustainable value for shareholders. It is the sustainability of earnings that supports our capacity to return capital to shareholders by way of dividend and we are very conscious of the importance of dividends to our shareholders. In 2016 HSBC was the third largest dividend payer amongst global banks and the second largest dividend payer in the FTSE100. In the last six years since Stuart and I held our respective roles total dividends paid to shareholders have amounted to approximately US$55bn.

Our objective is clearly to build on this strong history and as Stuart said in his statement accompanying the Annual Report and Accounts for 2016, our current intention is to sustain the annual dividend at the current level for the foreseeable future, based on our assessment of the long-term earnings capacity of the Group and reflecting current uncertainties.

It is right to be both cautious about the future at the same time as strengthening our capacity, capabilities and resilience to be able to respond to both opportunities and challenges. We are doing both. 2016 will be long remembered for its significant and largely unexpected economic and political events. These foreshadowed changes to the established geopolitical and economic relationships that have defined interactions within developed economies and between them and the rest of the world. The uncertainties created by such changes temporarily influenced investment activity and contributed to volatile financial market conditions. Against this background, HSBC's performance in 2016 was broadly satisfactory and Stuart will take you through this in his remarks.

The first few months of 2017 have underscored the scale of geopolitical uncertainties the world economy is currently facing, in addition to the recurring uncertainties and challenges experienced through normal economic cycles. These challenges are also arising at a time of significant changes in our industry including technological transformation, continuing regulatory change, ongoing public policy debate around the shape and structure of our industry's business models and challenge from new entrants including from sectors not traditionally involved in financial services. Additionally we are investing to address heightened risks from cyber crime, expanded expectations around our industry's role in combatting financial crime and terrorist financing and growing conflicts between ease of access, financial stability and privacy. And here, in the UK, one of our two home markets, over the next two years, we face the additional challenges of ring-fencing our personal and commercial operations into a new stand-alone bank and addressing the changes faced by our customers and ourselves as the UK negotiates new trading and market access arrangements with the EU upon the UK's departure from that union.

It would be wrong however to focus only on the risks and uncertainties; in many ways these challenges play to the strength of your Group as it will take considerable resources, financial, operational and management to deal with all of the above successfully. We are well prepared. In recent years the Group has improved its productivity, embraced technological change and invested heavily in recruitment and training, including to reinforce standards of business conduct and financial crime responsibilities. We have reinforced our strong capital position and are highly liquid.

And the underlying drivers of future growth remain intact and play to HSBC's strengths - urbanisation in emerging markets, growth in infrastructure financing, including China's Belt and Road initiative, financing the lower carbon future involving the 'green bond' market in which HSBC is a leading participant, further internationalisation of the renminbi as China's share of global trade and investment flows expands and addressing the retirement needs of ageing populations. HSBC is well positioned to benefit from all these macro trends having invested in the networks and capabilities necessary to be highly competitive.

And at the micro level strategic actions taken by management are now bearing fruit. Let me highlight three by way of illustration.

Greater focus on the trade and investment corridors where HSBC has strong market positioning have generated solid market share gains and broader product penetration, particularly in servicing outbound China investment flows. This is recognised in the many leading industry awards attained by HSBC last year. I hope that the animated film you saw at the beginning of the AGM also brought this to life for you.

Significant investment in technology and process redesign is now not only delivering greater cost efficiency but enabling us to serve customers better. This year, customers will see the progressive launch of applications that will materially improve their digital experience, enhance their online security and bring greater personalisation of product offerings.

As the Group has reshaped its business models to meet current regulatory and public policy mandates, dedicated management action has been successful in replacing substantially all of the revenues given up through continuing run-off of legacy portfolios, reducing our trading books and applying risk mitigation in areas exposed to higher threat of financial crime. HSBC is undoubtedly safer today from the threat of financial crime because of the investments we have been making in our Global Standards programme. The Board remains fully committed to building on this progress and is encouraging management to explore how to harness the enhanced capabilities now evident through use of shared utilities and artificial intelligence.

On regulatory matters it is worth drawing shareholders' attention to two matters.

First, as one of the most significant international universal banks, a consistent global regulatory framework matters a great deal. Some 10 years post the global financial crisis with so much progress achieved, a failure to finalise the regulatory framework and so risk fragmentation of the global accord would be a severe setback both to financial stability and to the efficient allocation of capital in the global economy. That is why we have added our voice to industry bodies urging an early global agreement on unresolved issues, followed by an extended period of regulatory stability to allow familiarity and experience to be gained from what has been put in place.

Second, it is worth pointing out the tangible benefits that accrue to shareholders from better regulation and working with our lead regulators to demonstrate the resilience delivered by an enhanced capital position combined with a comprehensive resolution strategy. These factors contributed to our ability to return capital to shareholders by way of share buyback last year and again in the first part of 2017.

I should say a few words on Brexit. Since we finalised the Annual Report and Accounts, the UK has now triggered its formal exit notice with its position clearly set out in a letter from the Prime Minister. And last week's announcement of an early General Election in the UK adds to the number of important elections taking place in 2017.

The scale of the challenge of negotiating across the entire economic landscape, as well as addressing the legislative and other public policy adjustments that will be required, has become clearer. It is however very early in the process with no substantive negotiations having taken place. There is however a widely held recognition, shared by the UK Government, that an implementation phase is needed between the current position and the one that is ultimately negotiated; we strongly endorse this view.

Since the referendum result we have focused on helping clients understand the implications for their businesses of leaving the EU and addressing the personal concerns of many of our staff based in the UK who are domiciled in an EU member state. We have also been responding to UK Government outreach seeking guidance on which elements of the current EU-based legal and regulatory arrangements it should focus on to preserve the essential role that financial markets based in the UK play in supporting European trade and investment activity. For our own part, we have broadly all the licences and infrastructure needed to continue to support our clients once the UK leaves the EU. This largely derives from our position in France where we are the sixth largest bank with a full range of capabilities. Current contingency planning suggests we may need to relocate some 1,000 roles from London to Paris progressively over the next two years, depending on how negotiations develop. This is as we have reported consistently since the question arose. Our clear preference is to retain as much activity in the UK as we can, but clearly this is dependent on the outcome of the negotiations.

Since we reported to you with our full year results for last year, economic projections have continued to improve. The two interest rate rises from the US Federal Reserve are positive given our liquid balance sheet. The US and China continue to drive global growth and so it was encouraging that the recent Mar-a-Lago summit between President Xi Jinping and President Trump ostensibly concluded without a hitch. The announcement of a framework for a new comprehensive dialogue, while vague, reduces the risks of a trade war. Plenty of political, geopolitical and policy uncertainties persist nonetheless, but for now there is no denying that the data globally have been better than expected. Protectionist risks remain but seem more muted.

What is good is that we enter 2017 with the restructuring of the Group essentially completed, and with a strong capital position and a conservative balance sheet. We are gaining market share in areas of importance to HSBC as others scale back and our offerings become more competitive. Much of the heavy investment in reshaping the Group to improve productivity, embrace technological change and reinforce global standards of business conduct has been made.

As ever, it is the tireless efforts of our 235,000 colleagues who have delivered this change at the same time as striving to meet customers' expectations of them. On behalf of all shareholders I want to take this opportunity to recognise publicly their dedication and commitment.

Let me say a little about the agenda before us. There is no business out of the ordinary but I might take this opportunity to highlight two matters.

First, we have added a resolution this year regarding political donations. This is essentially a technical and protective matter and we are unusual amongst UK corporates in not seeking this approval routinely. HSBC has a long-standing policy not to make any political donations or to incur political expenditure within the ordinary meaning of those words. We have no intention of altering this policy. However, the legal definitions of political donations and political expenditure are very wide and could be construed as covering activities that are an accepted part of engaging with our stakeholders. As a result, we have concluded that it would be prudent to seek your approval to allow us to incur expenditure, within limits and for a one year period, that could be interpreted as political in nature. To be clear, the authorities sought are not designed to influence public support for any political party, or political outcome; they are simply to ensure that the Group does not inadvertently breach the UK Companies Act.

Second, as regards the Board, since we met last year we welcomed David Nish and Jackson Tai to the Board. David most recently served as Chief Executive of Standard Life and brings to the Board a great depth of experience in finance and governance matters. Jack brings a rare combination of hands-on banking expertise, top level governance experience and a deep knowledge of Asia and China. Full CVs were included in the Notice of Meeting.

At the conclusion of this meeting we shall be saying goodbye our two longest serving directors, Rachel Lomax, our senior independent Director, and Sam Laidlaw. Both have been fantastic servants of the Group and I shall say more about them when we come to the part of the agenda dealing with re-election of directors.

We also announced last week that Paul Walsh had resigned from the Board with immediate effect. As a result, Resolution 3 (r), which concerned his re-election to the Board, has now been withdrawn from the AGM agenda.

As at the conclusion of this year's AGM, subject to their re-election, your Board will comprise a full-time Chairman, three executive Directors and 13 independent non-executive Directors, 12 of whom have been appointed in the last five years.

Finally this will be my last AGM as Group Chairman. The process to identify my successor, which was referred to in the Notice of Meeting to last year's AGM, was successfully concluded with an announcement released on 12 March this year. This followed an exhaustive search and due diligence process which culminated in the appointment of Mark Tucker to succeed me in this role. This appointment of the first independent non-executive Group Chairman for HSBC marks an important point in our history and we are delighted to have secured Mark's services.

Mark Tucker's career has been spent largely in Asia, first with Prudential plc of the UK and currently with AIA Group Limited, the world's largest independent publicly-listed pan-Asian life insurance group, where Mark is Group Chief Executive and President. As a non-executive director, Mr Tucker has served on the Court of The Bank of England and currently serves on the Board of Goldman Sachs. Mark joins HSBC on 1 September this year and takes over from me at the beginning of October.

Let me say what a privilege it has been to have served on the Board of this fantastic institution for close to 22 years, the last six and a half as Group Chairman. I have also had the opportunity to work with the best executive colleagues anyone in our industry could have wished for and a Board that has been hugely supportive to me. I am hugely appreciative to them all and in particular to Stuart who has been a pleasure to work with. I am confident Mark will lead HSBC to new heights and I will be doing all I can in the interim period to make the transition as smooth as possible.

Let me turn now to Stuart to deliver his report on last year's performance and his priorities for the coming year.

Group Chief Executive, Stuart Gulliver, said:

Ladies and gentlemen, fellow shareholders, good morning and thank you for being here.

This is the seventh Annual General Meeting at which Douglas and I have updated you on our bank's performance.

Before I do that today, I want to sincerely thank Douglas for his leadership.

I have enjoyed working alongside Douglas. He has been a great help to me, providing immeasurable support as we have implemented our long-term strategy.

He has also been instrumental in helping the global banking industry put in place the right post-crisis regulatory framework.

So on behalf of the management team, I would like to wish Douglas well in whatever he chooses to do following his retirement from HSBC.

2016 was a good year for HSBC.

The implementation of our strategic actions is well advanced and our global, universal business model performed well in challenging conditions.

Reported profit before tax fell, but this reflected a number of one-off items and accounting adjustments during the period.

Adjusted profits - the true measure of how our business performed - were broadly unchanged year-on-year, following solid performances by our global businesses.

These performances enabled us to capture market share in strategic areas and build a platform for future growth.

We also delivered positive adjusted jaws, which means that revenue grew at a faster rate than costs.

Delivering excellent value for shareholders continues to be one of the management team's top priorities.

Since last year's AGM, total shareholder return is 47.5%.

Our common equity tier one ratio of 13.6% underlined our ability to maintain the dividend in 2016, and we remain confident that we can continue to maintain it for the foreseeable future.

The sale of our business in Brazil generated a net capital gain of US$2.4bn.

Our strong capital position and stable earnings enabled us to retire some of the equity we no longer required to support the Brazil business by completing the first share buy-back in our history.

And we announced a second buy-back at our year-end results which has also now been completed, bringing the total value of shares repurchased since last August to US$3.5bn.

The value we create for shareholders also extends to the contribution we make to the communities we serve.

In 2016, HSBC donated over US$137m to charitable programmes and our employees volunteered 255,000 hours in community activities during the working day.

And we continue to conduct our business intent on maintaining strong relationships with customers, employees and wider communities.

HSBC remains a well-funded business with strong capital generation, a diversified balance sheet and an excellent record of delivering value for shareholders.

Ensuring this continues was central to the strategic actions that we set out at the Investor Update in June 2015.

We are a little over two thirds of the way through this two and a half year programme, and the large majority of actions remain on track.

We are going to exceed our risk-weighted asset and cost-saving targets.

Our Mexico business is being turned around quickly and effectively.

The establishment of the UK ring-fence bank remains on track. Both the Chair and Chief Executive positions have been filled, following the announcements of Dame Clara Furse as Chair, and Ian Stuart as Chief Executive.

The migration of roles from London to Birmingham is over a third complete, with the remainder on track to be in place by the time the bank launches in 2018.

We are better protected from financial crime because of our investment in our Global Standards programme, and our commitment in this area remains unwavering.

We also continue to invest for growth in Asia.

The unrivalled opportunities in Asia continue to be underpinned by the economic strength and potential of its markets.

Over the next decade, Asia's combined GDP growth will outpace the rest of the world.

This demonstrates its importance not just to the HSBC of today, but the HSBC of tomorrow too.

Our expansion in the Pearl River Delta - announced in 2015 - recognised the enormous potential that this particular area holds.

Three weeks ago, The Economist published a special report on the PRD, underlining its critical importance as the engine room of the mainland economy.

Despite accounting for less than 1% of China's size and 5% of its population, the PRD already generates more than 10% of China's GDP and a quarter of its exports.

Furthermore, strategic investment and reform are driving innovation and raising China's economy up the value chain.

The newly announced Greater Bay Area of Hong Kong, Macau and Guangdong will rapidly accelerate the development of the 'Silicon Delta', increasing the pace of technological, structural and economic integration throughout the region.

This integration is vital not just to the economic development of the region, but also to building new financial links between China and the outside world.

It is further opening a gateway for overseas investment to meet Chinese creativity, increasing cross-border financial flows and boosting the supply of finance to the innovation economy.

HSBC is ideally placed to support this process.

More than 45% of client revenue across the Group comes from businesses and individuals with an international presence.

Our international network continued to drive revenue growth in our transaction banking product lines.

Global Liquidity and Cash Management revenue increased by 6% year-on-year, and Global Trade and Receivables Finance captured further market share in strategic markets.

We continue to be the leading bank for renminbi products and services.

In his speech, Douglas talked about the changing geopolitical landscape and the uncertainties which HSBC faces, in common with all other businesses.

I want to reiterate that while rising protectionism and shrinking global trade would appear to pose challenges for the world's largest trade finance bank, we are in an extremely strong position to capitalise on the significant regional opportunities this will present.

If globalisation continues to retreat, as currently seems likely, we expect the world to evolve into big trading blocs with less global trade, but vastly increased inter and intra-regional trade.

The areas where barriers are falling fastest are the same regions where HSBC is strongest.

Asia is forging ahead with a range of initiatives to promote intra-regional trade and economic co-operation.

The Regional Comprehensive Economic Partnership covers 16 nations representing nearly half of the world's population and nearly a third of its GDP. It is estimated that the agreement could bring annual gains of US$600bn to participants.

The ASEAN single market alone could boost GDP by an additional 5% by 2030.

And the Belt and Road initiative is creating a network of trade and financial connections stretching across Asia into the Middle East, sub-Saharan Africa and Europe.

HSBC's network covers 38 of the 64 countries along the Belt and Road routes.

So as well as being ideally positioned to help clients capture these opportunities, we will play a vital role in making it a success.

And it's important that we do, not just because of the commercial benefits for HSBC, but because of the wider benefits from Asia advancing economic globalisation in the world's interest.

The opportunities extend well beyond Asia too.

The European Union is the world's largest single market, and the combined economies of the Gulf Co-operation Council could create the sixth largest market in the world by 2030.

And while the future of NAFTA is yet to be determined, we believe that there will still be a multilateral free trade agreement between the United States, Mexico and Canada.

So HSBC's ability to capture regional growth through our international network will continue to be a significant point of strength for the Group.

If our international network is our main differentiator, we are also more than ever seeing the advantage of being a global, universal bank.

Our business model enables us to anticipate and adapt to the social, economic and technological trends that are changing our operating environment and our customers' expectations.

Let me build on Douglas' remarks by mentioning three examples.

First, the adoption of rapidly evolving digital technologies by our customers is arguably the most transformative force within our industry.

Our global network enables us to respond to digital trends across 70 markets, applying the technologies that make banking faster, easier and safer for customers.

We are investing US$2.3bn in digital transformation across the Group between 2015 and 2017.

HSBC is now the biggest financial services user of biometrics globally, and we continue to roll out voice recognition and fingerprint technology across our network.

We have also enhanced our online and mobile banking platforms in several markets, including the UK and Hong Kong.

And we have established a number of innovation labs around the world dedicated to the application of artificial intelligence, data management and improvements in cybersecurity.

Along with our Fintech partnerships, these will help us to use technology to deliver better banking for customers.

Second, major injections of capital are required to finance the transition to a low-carbon economy.

Banks have a responsibility to help direct this flow of capital from global enterprises and investors to the areas of greatest need.

We are working with clients and investors to help them allocate and direct finance towards low-carbon activities.

And we have established a Sustainable Financing Unit to coordinate this work across different business lines and territories.

HSBC supports the expansion of the disclosure of non-financial information by organisations.

In particular, we have been among the most prominent international voices calling for better disclosure of climate-related performance.

We are today publishing our first environmental, social and governance report.

We have a good record in many areas, and in others we still have further to go to meet the targets we have set ourselves, and that our shareholders and others expect us to deliver.

We will provide further, regular updates in the future, and we will continue to listen to your views as we do so.

Finally, at a time when international politics threatens to increase rather than decrease the cost of international trade, we are investing in ways to make trade finance faster, cheaper, simpler and more secure for our customers.

This includes working with a global coalition of partners to make the promise of blockchain technology a reality, and creating new ways to finance the growing services trade.

The changes we've made since 2011 have equipped HSBC to manage the complexity of today's business environment.

Our global, universal business model is helping us to unlock revenue growth in a low-growth world.

Our international network is enabling us to uncover opportunities that no other bank could find.

Together with the steps we are taking, they will see HSBC firmly recognised as the world's leading and most respected international bank.

They will also enable us to repay the trust you have placed in us.

Thank you for your continued support of HSBC.

Chairman of the Group Remuneration Committee, Sam Laidlaw, said:

Resolution 2 covers the 2016 Directors' Remuneration Report, which is set out on pages 153 to 172 of the 2016 Annual Report and Accounts. I hope you will appreciate the Committee's attempts to shorten the report this year and make it easier to read, whilst still ensuring it satisfies regulatory and reporting requirements both here in the UK and in Hong Kong.

2016 was the first year in which we implemented the new remuneration policy, which was overwhelmingly approved by shareholders with 96% support at last year's Annual General Meeting, and I would like to thank you for that support.

This year's report shows how we implemented the new policy.

I would like to highlight some of the Report's key features.

First, in determining the size of the 2016 Group variable pay pool, the Committee took into consideration the Group's financial performance, as well as ensuring that the impact of fines, penalties, customer redress costs and our progress in embedding Global Standards were appropriately incorporated. Taking all this into account, the total value of the pool for 2016 paid to over 200,000 employees was US$3bn, which was US$427m lower than in 2015 - a reduction of more than 12%.

Second, in line with the new policy and in response to shareholder feedback, we have reduced cash in lieu of pension from 50% to 30% of base salary for all executive Directors including the Group Chairman. This has resulted in a 7% reduction in their fixed pay, including allowances. We also decided not to increase fixed pay for executive Directors for 2017.

Third, the Committee reviewed and interrogated evidence that demonstrated to its satisfaction that the management team broadly achieved the objectives set for them in their annual incentive scorecards. As Stuart reported earlier, although profits were down on a reported basis they were broadly unchanged on an adjusted basis. Importantly, strong progress was made in the delivery of a number of the strategic actions during the year, including the reduction of risk-weighted assets, the realisation of US$2.2bn of annualised cost savings and the turnaround of the business in Mexico. Ultimately all of this is reflected in value for shareholders. Total shareholder return in 2016 was 32%.

The remuneration outcome for our executive Directors is not simply formula driven. The Committee has discretion, and exercised it to reduce the 2016 Global Standards assessments for all executive Directors down to 65%, in view of feedback from the Monitor and other notable events.

Fourth, the new remuneration policy replaced the old Group Performance Share Plan with a new Long-Term Incentive Plan, again taking into account shareholder feedback on design. Awards under this plan are subject to a three year forward-looking performance period and a seven year deferral period.

The new policy resulted in a significant decrease in the published single figure of remuneration for all executive Directors in 2016. However, part of this reflects the different basis of recognising long-term awards. For comparison purposes, if the Long-Term Incentive Plan awards made last month vest in March 2020 at the target level of performance, Stuart's total compensation for 2016 will have increased by just under 5% compared with 2015 although under the new scheme close to 40% will be deferred to 2020 and beyond.

Finally, having completed my nine years, I am today standing down as a non-executive Director and as Chairman of the Remuneration Committee. I would like to thank you for your dialogue and support since I became a member of the Committee in 2008 and its Chairman two years ago.

I am delighted that Pauline van der Meer Mohr has agreed to succeed me as Chair. She has already been a member of the Committee for over a year and her background and experience make her very well placed to take on its chairmanship. I am sure she will benefit from the same constructive engagement with shareholders that I have.

Investor enquiries to:
Richard O'Connor	+44 20 7991 6590	investorrelations@hsbc.com
Media enquiries to:
London
Heidi Ashley	+ 44 (0) 20 7992 2045	heidi.ashley@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 April 2017